FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

June 11, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 12, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer signs formal exploration alliance with Newmont Ventures Limited to jointly exploration for gold in northwest Argentina.  The Issuer also provides an update on it’s Inchahuasi Project, Argentina.  The Issuer furthe reports completion of the Western Telluric/Minera Olympic Settlement agreement.

Item 5.	Full Description of Material Change

The Issuer reports that they have signed the formal agreement with respect to the commercial terms for the formation of a regional exploration alliance (“Alliance”) with Newmont Ventures Limited (“Newmont”), a subsidiary of Newmont Mining Corporation (NYSE: NEM) to jointly conduct exploration for a variety of gold deposit types in north-west Argentina.  The Issuer will provide its comprehensive regional experience to prioritize targets and to manage and operate the exploration program on behalf of the Alliance. In return, the Issuer will have access to Newmont’s propriety exploration technologies, including proven ultra-low detection geochemical and geophysical techniques, as well as the specialist technical expertise of the global gold mining giant.

Newmont Cardero Exploration Alliance

The Alliance, which has been in effect since September 1, 2007 (see NR07-17), operates within the northern portion of the Issuer’s Sediment Hosted Vein (SHV) project area (“Alliance Area”), where the Issuer holds twelve gold bearing properties encompassing some 1,200 square kilometres as part of its SHV Gold targeting initiative.  The Alliance Area covers an area of approximately 36,000 square kilometres.  Any properties acquired by the Alliance will be held, initially, 50:50 by the Issuer and Newmont, subject to dilution for failure to contribute to ongoing exploration.

Newmont will not, by virtue of its participation in the Alliance, earn any interest in any existing Issuer properties in the Alliance Area.  However, it will have the right to elect to earn an interest in certain Issuer properties through separate option agreements.  Existing Issuer properties located within the Alliance area have been designated as either Option Properties or Excluded Properties.  The Issuer has excluded four properties from the Alliance (Organullo, Piriquitas, Chingolo/Providencia and La Poma/Concordia).  All other Issuer properties within the Alliance Area have been designated as Option Properties.  Newmont has the right to elect to enter into an option to acquire an interest in any (or all) of the Option Properties at any time during the term of the Alliance upon prescribed terms.

Work Completed to Date

Sampling, using Newmont’s proprietary Bulk Leach Extractable Gold (BLEG) methodology, began in mid-September 2007.  Sampling has been continuous since that time, with 3 or 4 dedicated BLEG sampling teams employed at all times.  To date, 1,117 samples have been collected, screening an area of approximately 5,000 square kilometres.  Newmont completed interpretation of Aster satellite imagery of the Alliance Area in October 2007 and this interpretation helped prioritise areas for BLEG sampling.

Future Work

Partial analytical results from the BLEG sampling campaign have been returned and interpretation of these results in progress by the Issuer in conjunction with Newmont geologists and geochemists.  Targets identified will be prioritised for field follow-up.  This work will ideally place the Alliance to rapidly advance identified targets.

Terms of the Exploration Alliance Agreement

Expenditures under the Exploration Alliance Agreement will take place over 3 separate phases:

Phase I – Newmont and the Issuer will jointly fund USD 1,500,000 in exploration expenditures within the Alliance Area on or before September 1, 2010.

Phase II – If the parties elect to continue after Phase I, then the Issuer will be responsible for incurring an additional USD 1,500,000 in Phase II expenditures in the Alliance Area.  The funding for such expenditures will come from a private placement by Newmont in the Issuer in that amount (at a price per unit equal to the 30 trading day closing average price of the Issuer’s common shares at that time).

Phase III – If the parties elect to continue after Phase II, then the Issuer will be responsible for funding an additional USD 1,500,000 in Phase III expenditures in the Alliance Area.  The funding for such expenditures will come from the exercise by Newmont of the warrants received in the Phase II private placement (which will have an exercise price of 150% of the unit subscription price in Phase II).

The Issuer is the manager of the Alliance, and is entitled to charge a 10% management fee.  Any properties acquired by the Alliance will be held, initially, 50:50 by the Issuer and Newmont, subject to dilution for failure by a party to contribute its pro rata share of ongoing expenditures.  Upon the unanimous decision of the management committee, or at the election of either party upon the Alliance having spent USD 100,000 on that specific Alliance acquired property, any Alliance acquired property can be made the subject of a separate joint venture (at which point Newmont may elect to become the manager of such specific project joint venture).  Following designation of an Alliance property as a specific project joint venture, expenditures will be jointly funded until the completion of 10,000 metres of drilling, at which time the party that is acting as manager may elect to earn an additional 12% by solely funding all expenditures necessary to complete a positive feasibility study identifying reserves on the property.  If the manager exercises such option, it will have the further option to earn an additional 13% (overall 75% interest) by solely funding the expenditures necessary to reach the commencement of commercial production.  If the manager exercises this second option it will recover the non-manger’s share of such costs, with interest, from 90% of the non-manger’s share of distributions from the project.

If a participant is diluted to a 10% or lesser interest, that interest will be converted into a 1% net smelter return royalty.

To date, the Alliance has incurred approximately USD 466,000 in expenditures.

Terms of Option Property Earn-In Agreement(s)

Newmont has the right to elect to enter into an option agreement to acquire an initial 50% interest in any Issuer Option Property.  Under such agreement, Newmont can earn an initial 50% interest in the Option Property by either spending USD 500,000 (plus any additional monies spent by the Issuer on that Option Property since September 2007) or by completing a drilling program of 2,500 metres (or 2,500 metres plus one additional metre for each USD 200 spent by the Issuer on that Option Property since September 2007), whichever is sooner.  Upon Newmont having earned its initial interest, the parties will commence joint funding and, upon the completion of 10,000 metres of drilling, the manager will have the same options to earn an aggregate 25% additional interest as in the Alliance specific project scenario above.

Incahuasi Project Update

The Issuer’s Incahuasi project is located in the Province of Catamarca, Argentina (see NR08-04).  The Issuer recently conducted a short drillhole program at the project, consisting of two drillholes for a total of 174 metres.  Drillhole DDH-08-IH-06 was designed to test the depth extent of the main shear zone, 150 metres below surface.  The drillhole intersected significant faulting from 67 to 103 metres and was abandoned.  Drillhole DDH-08-IH-07 was designed to test the western vein group, a structure parallel to the main shear zone.  The drillhole intersected a zone of significant quartz veining from 1.72-13.90 metres, with visible gold being observed in the core.

The Issuer has now received the results from the analysis of the two drillholes, as well as the results from various new analyses of the geological drilling conducted in 2007.  Highlights are as follows:

Drillhole	From	To	Results
DDH-IH-07-01	132	134	2m @ 0.31 g/t gold
DDH-IH-07-03	66	68	2m @ 0.85 g/t gold
and	102.1	103.5	1.4m @ 0.58 g/t gold
DDH-IH-07-04	139	141	2m @ 0.53 g/t gold
DDH-IH-07-05	12.1	12.8	0.7m @ 0.63 g/t gold
DDH-IH-08-07	10.75	13.2	2.45m @ 2.84 g/t gold
including			1.65m @ 4.25 g/t gold

The Issuer continues to believe that the Incahuasi project area still has significant future potential as a bulk-tonnage style target.  Accordingly, the Issuer plans to drop its option to acquire the seven minas over the historic Incahuasi Mine, but retain the two surrounding cateos (368 hectares) that are 100% owned by the Issuer.  However, no further work is planned on this property during 2008 as the Issuer continues to focus its efforts on its Peruvian Iron Ore assets.

Completion of Western Telluric/Minera Olympic Settlement Agreement

The Issuer is also pleased to report that, effective May 23, 2008, the transactions pursuant to the October 17, 2007 settlement agreement with respect to the lawsuit launched against the Issuer in May, 2004 (see NR07-20) have been completed, and the applicable consent dismissal orders have been entered with the Supreme Court of British Columbia.  All of the disputed properties have been transferred to, and are now held by, the Issuer’s Mexican subsidiary.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the property disclosure in this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

The work program at Incahuasi was designed and is supervised by Keith J. Henderson, Vice President, Exploration of the Issuer and Tansy O’Connor Parsons, the Issuer’s Senior Geochemist, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously log, tag and track each individual borehole sample, which is then security sealed and shipped to ALS Chemex in Mendoza, Argentina for sample preparation and then to ALS Chemex in Vancouver, B.C. for assay.  Quartz vein samples from Incahuasi were prepared by the metallic screen method: processing up to 3 kilograms of material and analysing the undersize fractions in triplicate and the oversize fraction each by 50 gram sample weight gravimetric fire assay.  All wall rock was analysed for gold by fire assay with a 50 gram sample weight and an atomic absorption spectrometry determination.  In addition, a routine multi-element (35) analysis was undertaken on all samples by an ICP atomic emission spectrometry determination from an aqua regia digest.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the settlement and execution of formal documentation with respect to the proposed regional exploration alliance with Newmont, the cost and timing of future anticipated exploration programs and the results thereof and the potential discovery and delineation of mineral deposits/resources/ reserves as a result of exploration by the proposed Issuer/Newmont regional exploration alliance.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

June 12, 2008